Mail Stop 6010


      December 14, 2005



Suk Joo Ko
Director of Accounting Team
Mirae Corporation
#9-2, Cha Am-Dong
Chun An, Chung Chong Nam-Do 330-200
Republic of Korea



	Re:	Mirae Corporation
		Form 20-F/A 	Filed November 30, 2005
      File No. 000-30376


Dear Mr. Suk Joo Ko:

      We have reviewed your response letters dated November 18,
2005
and December 1, 2005 and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F/A Filed November 30, 2005

Item 15. Controls and Procedures, page 33

1. We see that you have modified the language relating to the effectiveness of your disclosure controls and procedures and it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise the filing to definitively state your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. If your certifying officers have concluded that they are not effective, you should clearly describe the basis for this conclusion and the events that occurred which lead to this assessment. Please revise to comply.

2. We see your disclosure that there have been "no significant changes" in your internal controls and procedures. Please revise your disclosure to clearly indicate whether there was any change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.












      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Suk Joo Ko
Mirae Corporation
December 14, 2005
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